SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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CNH GLOBAL N.V.

Form 6-K for the month of October 2009

List of Exhibits:

1.	Press Release entitled, “CNH Reports Third Quarter 2009 Results”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ STEVEN C. BIERMAN
Steven C. Bierman
Chief Financial Officer

October 21, 2009

FOR IMMEDIATE RELEASE

For more information contact:

Albert Trefts, Jr.	Investor Relations	(630) 887-2385
Ralph Traviati	News and Information	(630) 887-2159

CNH Reports Third Quarter 2009 Results

•	Despite significant industry-wide decline in sales, CNH records positive Operating Profit of $72 million

•	Stringent working capital management generated cash flow of $255 million

•	Strengthened liquidity as a result of two large funding transactions

•	Significant Construction Equipment restructuring milestones achieved

BURR RIDGE, IL. – (MARKET WIRE) – CNH Global N.V. (NYSE: CNH – News) October 21, 2009:

Notwithstanding a slowdown in its Agricultural Equipment Net Sales (23% year-over-year) and a dramatic reduction in its Construction Equipment Net Sales (56% year-over-year), CNH reported Operating Profit of $72 million in the third quarter (down from $339 million in the third quarter of 2008) on Net Sales of $2,960 million (32% lower than the third quarter of 2008). CNH maintained its program of aggressive production controls to offset the effects of continuing weak market conditions. Accounts receivable reduction of $281 million and inventory reduction of $440 million were the primary drivers of improved cash flow which reduced Equipment Operations’ Net Debt by $155 million.

CNH’s third quarter 2009 diluted net loss per share, attributable to CNH common shareholders, was $(0.11) compared with earnings of $1.06 in the third quarter of 2008. The Net Loss attributable to CNH was $25 million in the quarter compared with Net Income attributable to CNH of $252 million in the same period of 2008. These results include restructuring charges, after tax, of $3 million, compared with $7 million in the prior year. CNH’s third quarter 2009 diluted loss per share attributable to CNH common shareholders, excluding restructuring, after tax, was $(0.09) compared with earnings of $1.09 in the third quarter of 2008.

The diluted net loss per share attributable to CNH common shareholders, for the first nine months of 2009, was $(0.92), compared with earnings of $2.99 in the first nine months of 2008. Income tax negatively impacted Net Income by approximately $115 million due primarily to the geographic mix of earnings. The Net Loss attributable to CNH was $218 million in the first nine months of 2009 compared with Net Income attributable to CNH of $711 million in the same period of 2008. These results include restructuring charges, after tax, of $56 million compared with $25 million in the first nine months of 2008. CNH’s diluted net loss per share attributable to CNH common shareholders, excluding restructuring, after tax, for the first nine months of 2009 was $(0.68) compared with earnings of $3.10 in the first nine months of 2008.

Third Quarter 2009 Highlights

(Unaudited, US$ in millions, except per share data)

	Quarter Ended		Percent	Nine months ended		Percent
	9/30/2009	9/30/2008	Change	9/30/2009	9/30/2008	Change
Net Sales of Equipment	$2,960	$4,326	(31.6)%	$9,570	$13,704	(30.2)%
Equipment Operations Operating Profit	$72	$339	(78.8)%	$272	$1,188	(77.1)%
Financial Services Net Income	$32	$69	(53.6)%	$78	$191	(59.2)%
Net Income (loss) attributable to CNH	$(25)	$252	(109.9)%	$(218)	$711	(130.7)%
Restructuring (After Tax)	$3	$7	(57.1)%	$56	$25	124.0%
Net Income (loss) Excluding Restructuring, After Tax, attributable to CNH	$(22)	$259	(108.5)%	$(162)	$736	(122.0)%
Diluted Earnings Per Share (EPS)*	$(0.11)	$1.06	(110.4)%	$(0.92)	$2.99	(130.8)%
Diluted EPS Excluding Restructuring, After Tax*	$(0.09)	$1.09	(108.3)%	$(0.68)	$3.10	(121.9)%

*	attributable to CNH Global N.V. common shareholders

“In the third quarter, faced with the continuing negative effects of the economic downturn, we saw the benefits of keeping a tight grip on production and costs. Equipment Operations’ inventories and receivables were significantly reduced, generating positive cash flow from operating activities. Salaried and agency positions have also come down considerably and we are on track to achieve our year-end objective of reducing personnel by 11 to 12%. On the construction side, we implemented the management reorganization previously announced and now have a structure that is better aligned with the current construction equipment market. We remain committed to product quality and new product development. In addition we will continue to evaluate new opportunities to strengthen our position in the market, such as our recently announced JV plans in Russia,” said Harold Boyanovsky, CNH President and Chief Executive Officer.

“In the fourth quarter, the actions already in place will result in improvements to our operating results and a continuation of positive Equipment Operations’ cash flow. We expect to further reduce working capital by $700 million in the fourth quarter, resulting in a full year working capital reduction of approximately $1 billion. We remain confident about the future of both our Agricultural and Construction Equipment businesses and expect to see improvement beginning in the fourth quarter.”

Third Quarter Brand Activities

Case IH Agriculture launched the Austoft 8000 series sugar cane harvester which delivers a 35% increase in chopper power and electronic ground drive with cruise control. It also prepared for its fourth quarter launch of updated Maxxum, Puma and Magnum tractors covering the entire 100 to 225 horsepower range.

New Holland Agriculture launched its new flagship T7000 series tractors (167 to 225 horsepower) with continuously variable “Auto Command” transmissions and new armrest control console in North America and Western Europe.

Case Construction added the high performance 650L to its crawler dozer line. The 650L delivers more performance, a lower overall operating height and weight and productivity boosting maintenance features. It delivers 74 net horsepower through a Tier-3 turbocharged engine with electronic fuel injection.

Significant Events Since September 30

On October 8, CNH and Russia’s Kamaz JSC, a global truck maker, announced plans to develop an industrial and commercial alliance to further strengthen CNH’s leadership position in Russia’s agricultural and construction equipment markets. The two companies intend to establish an industrial joint venture which, in the initial phase, will produce combines, tractors and agricultural implements, as well as some construction equipment, in Naberezhnye Chelny, Tatarstan. The JV will begin operation in 2010 and will produce machines from the CNH family of brands. CNH and Kamaz will also integrate their commercial networks to distribute equipment from CNH brands, both locally produced and imported, throughout the Russian Federation. Kamaz is the largest Russian manufacturer of heavy-duty trucks. Its sales and service network reaches all regions of Russia and the CIS through 127 dealers and more than 100 service centers.

Third Quarter and Nine Months 2009 Net Sales – Equipment Operations

Net Sales of Equipment	Quarter Ended		Percent	Nine Months Ended		Percent
(Unaudited, US$ in millions, except percents)	9/30/2009	9/30/2008	Change	9/30/2009	9/30/2008	Change
Agricultural Equipment	$2,454	$3,171	(22.6)%	$8,037	$9,935	(19.1)%
Construction Equipment	506	1,155	(56.2)%	1,533	3,769	(59.3)%

Total Net Sales of Equipment	$2,960	$4,326	(31.6)%	$9,570	$13,704	(30.2)%

Agricultural Equipment’s Net Sales declined by 23% in the quarter and 19% for the first nine months of the year compared with 2008. Despite the overall industry decline, there was relative strength in the highest horsepower tractor markets in North America and CNH’s tractor market share for the quarter was up in North America. Our market share for combines was up in Latin American and stable in Western European markets in the quarter. To reduce inventories, we under-produced retail unit sales by 16% in the quarter and by 10% for the first nine months of the year.

Construction Equipment’s Net Sales declined 56% in the quarter, and 59% for the first nine months of the year compared with 2008, driven by continued weakness in the construction equipment industry. CNH continued to idle much of its construction equipment production capacity during the quarter to further reduce both dealer and company inventories, under-producing retail unit sales by 58%.

Equipment Operations Gross Profit and Margin

Equipment Operations	Quarter Ended				Nine months ended
(Unaudited, US$ in millions, except percents)	9/30/2009	9/30/2008	Change		9/30/2009	9/30/2008	Change
Gross Profit	$448	$816	(45.1)%		$1,398	$2,580	(45.8)%
Gross Margin	15.1%	18.9%	(3.8	)pts	14.6%	18.8%	(4.2	)pts

CNH’s Gross Profit in the third quarter was $448 million compared with $816 million in the third quarter of 2008. Gross Margin was 15.1% in the third quarter of 2009 compared with 14.8% in the second quarter of 2009 and 18.9% in the third quarter of 2008. CNH achieved positive pricing in the quarter, however, this was more than offset by lower sales volume.

For the first nine months of 2009, CNH’s Gross Profit was $1,398 million compared with $2,580 million in the first nine months of 2008. Gross Margin was 14.6% compared with 18.8% in the first nine months of 2008.

Equipment Operations Operating Profit and Margin

Equipment Operations
Operating Profit and Margin	Quarter Ended				Nine Months Ended
(Unaudited, US$ in millions, except percents)	9/30/2009	9/30/2008	Change		9/30/2009	9/30/2008	Change
Agricultural Equipment	$160	$297	(46.1)%		$545	$1,024	(46.8)%
Construction Equipment	(88)	42	(309.5)%		(273)	164	(266.5)%

Total Operating Profit	$72	$339	(78.8)%		$272	$1,188	(77.1)%

Agricultural Equipment	6.5%	9.4%	(2.9	)pts	6.8%	10.3%	(3.5	)pts
Construction Equipment	(17.4)%	3.6%	(21.0	)pts	(17.8)%	4.4%	(22.2	)pts
Total Operating Margin	2.4%	7.8%	(5.4	)pts	2.8%	8.7%	(5.9	)pts

Equipment Operations’ Operating Profit was $72 million in the third quarter, compared with $339 million in the third quarter of 2008. As a result of strict cost controls and personnel reductions, our SG&A expenditures were reduced by $92 million (including $18 million of currency) compared with the third quarter of 2008. R&D expenditures were $9 million (including $6 million of currency) lower compared with the third quarter of 2008, reflecting a continued high level of investment in our current and future product line-up. Agricultural Equipment’s Operating Margin was 6.5% in the third quarter while Construction Equipment’s Operating Margin was negative.

Third Quarter and Nine Months 2009 Operating Review – Financial Services

Financial Services Highlights	Quarter Ended		Percent	Nine Months Ended		Percent
(Unaudited, US$ in millions, except percents)	9/30/2009	9/30/2008	Change	9/30/2009	9/30/2008	Change
Net Income Excluding Restructuring, after Tax	$33	$69	(52.2)%	$81	$191	(57.6)%
On-Book Asset Portfolio	$9,901	$11,457	(13.6)%	$9,901	$11,457	(13.6)%
Managed Asset Portfolio	$17,830	$18,824	(5.3)%	$17,830	$18,824	(5.3)%

CNH Capital’s continued participation in the ABS markets, bank funding transactions and European factoring programs, as well as improving financial market conditions, enabled Financial Services to reduce its on-book portfolio by 14% from September 30, 2008. Third quarter Net Income excluding restructuring charges, after tax, of $33 million was down $36 million from a year ago, reflecting primarily lower average levels of on-book receivables, higher interest costs and increased credit loss expense. Loss expense increased from $17 million in the third quarter of 2008 to $43 million in the third quarter of 2009, due to the downturn in the U.S. and European construction equipment markets and additional reserves recorded for Brazil’s retail agricultural equipment portfolio. The North American agricultural equipment portfolio quality remained high.

For the nine months, Financial Services’ Net Income excluding restructuring charges, after tax, was $81 million, down from $191 million in the prior year. For the first nine months of 2009, credit loss expense was $124 million compared with $60 million in the prior year.

Globally, Financial Services closed new transactions, in the quarter, for a total value exceeding $1.1 billion, including a $583 million U.S. wholesale ABS TALF transaction, a $311 million retail ABS transaction in Australia and a $244 million expansion of its European factoring program. For the nine months, Financial Services closed new transactions totaling approximately $4.1 billion of new funding globally and believes that funding conditions have improved significantly since the beginning of the year. Financial Services will continue to evaluate government sponsored programs and other alternatives when considering future financing transactions.

Third Quarter and First Nine Months 2009 Net Income (Loss) attributable to CNH

Third quarter 2009 Net Loss attributable to CNH was $25 million, compared with Net Income attributable to CNH of $252 million in the third quarter of 2008. The decline in Net Income includes a loss of $5 million in Equipment Operations’ unconsolidated subsidiaries, compared with a profit of $13 million in the prior year, reflecting primarily the results of the Company’s unconsolidated construction equipment joint ventures. Results include restructuring charges, after tax, of $3 million in the third quarter of 2009, compared with $7 million in the comparable period for the prior year. CNH’s Net Loss attributable to CNH, excluding restructuring charges, after tax, was $22 million, compared with a profit of $259 million in the prior year.

For the nine months, the Net Loss attributable to CNH of $218 million was down compared with a Net Income attributable to CNH of $711 million in 2008. The Net Loss includes a loss of $41 million in Equipment Operations’ unconsolidated subsidiaries, a decline of $87 million compared with the profit of $46 million in the prior year, reflecting primarily the results of the company’s unconsolidated construction equipment joint ventures. Results include restructuring charges, after tax, of $56 million in 2009, compared with $25 million in 2008. The Net Loss attributable to CNH, excluding restructuring charges, after tax, was $162 million, compared to Net Income attributable to CNH, excluding restructuring charges, after tax, of $736 million in the prior year.

Equipment Operations Cash Flow and Net Debt (Cash)

Equipment Operations Cash Flow and Net Debt (Unaudited, U.S. GAAP, US$ in millions)	Quarter Ended		Nine Months Ended
	9/30/2009	9/30/2008	9/30/2009	9/30/2008
Net Income (Loss)	$(35)	$253	$(243)	$722
Depreciation & Amortization	67	61	195	194
Changes in Working Capital*	255	(728)	295	(1,101)
Other**	(155)	(218)	115	198

Cash Generated/(Used) by Operating Activities	132	(632)	362	13
Net Cash from Investing Activities***	(52)	(68)	(151)	(255)
All Other, Including FX Impact for the Period	75	(85)	29	(200)

(Increase)/Decrease in Net Debt (Cash)	$155	$(785)	$240	$(442)

Net Debt (Cash)	$183	$(44)	$183	$(44)

*	Net change in receivables, inventories and payables including inter-segment receivables and payables, net of FX impact for the period.
**	Changes in Other items such as marketing programs and tax accruals.
***	Excluding Net (Deposits In) / Withdrawals from Fiat Cash Pools, as they are a part of Net Debt (Cash).

Equipment Operations’ Net Debt was reduced in the third quarter by $155 million to $183 million. The $132 million of cash generated by Operating Activities was reduced by net cash used for Investing Activities of $52 million, which primarily relates to capital expenditures.

In the quarter, working capital decreased by $255 million, primarily due to decreases in inventories and receivables totaling $721 million, which were partially offset by a reduction in payables of $466 million. Inventories decreased by $440 million and receivables decreased by $281 million.

For the nine month period, Equipment Operations’ Net Debt position was reduced by $240 million. The $362 million of cash generated by Operating Activities was partially absorbed by capital expenditures, while other impacts, including the effects of exchange rate changes, were slightly positive.

Financial Services’ Net Debt decreased by $7 million during the quarter to $8,121 million at September 30, 2009. Compared with December 31, 2008, Financial Services’ Net Debt decreased by $122 million from $8,243 million.

Consolidated Net Debt at quarter-end totaled $8.3 billion, down $162 million from the end of the second quarter, and down $362 million from year-end 2008. Consolidated Total Debt with Fiat affiliates less Deposits in Fiat affiliates cash management pools totaled $2.4 billion at quarter-end, down from $3.5 billion at June 30, 2009 and down $751 million from $3.2 billion at December 31, 2008.

In August, CNH issued $1.0 billion of Senior Notes, due 2013, using the proceeds to strengthen liquidity and to repay maturing short-term liabilities, substantially lengthening the maturity profile of its debt.

Restructuring Update

Planned pre-tax restructuring charges for 2009 now total approximately $120 million of which approximately $80 million is expected to be cash expenditures. Significant Construction Equipment restructuring milestones have been achieved. CNH’s reorganization of its Construction Equipment internal management structure has been completed. CNH has reached agreement with the Minister of Labor and President of Region Emilia Romagna, as well as all trade unions, to move loader backhoe and compact wheel loader production to its plant in Lecce, Italy. CNH remains committed to working together with all parties to find industrial alternatives and investors for the Imola site.

Salaried personnel reduction actions taken through the third quarter have resulted in a 11% cumulative reduction in permanent and temporary salaried and agency positions, including a cumulative reduction of approximately 24% in construction equipment related positions. Additional actions to be taken in the fourth quarter of 2009 are expected to result in a full year company-wide reduction in permanent and temporary salaried and agency positions of 11 to 12%.

Market Outlook

We believe that medium and long term global agricultural fundamentals remain strong, but worldwide industry retail unit sales continue to be impacted by current economic and credit conditions. Full year 2009 worldwide tractor industry retail unit sales are expected to be down 10 to 15% from the record levels of 2008, while combine industry retail unit sales could be down 20 to 25%.

For the fourth quarter of 2009, we expect global agricultural equipment industry retail unit sales to continue to soften and be down 20 to 25%, with worldwide industry retail unit sales of Over-40 horsepower tractors to decline by 20 to 25% and industry retail unit sales of combines to be down 15 to 20%. We expect the Under-40 horsepower tractor segment in North America to be down approximately 40%. We continue to expect pockets of strength in some of the highest horsepower tractor industry sales, tractors in China and the Asia Pacific region and for sugar cane harvesters in Brazil.

We expect global construction equipment industry retail unit sales to continue at levels close to those we experienced in the first nine months of the year, with full year industry retail unit sales down 40 to 45% compared with full year 2008, with light equipment markets down by 45 to 50%, and the heavy equipment markets declining by approximately 40%.

For the fourth quarter of 2009, we expect global construction equipment industry retail unit sales to be at the same relative levels as earlier in the year, but the percentage declines compared with the fourth quarter of 2008 to be less than earlier in the year. Due to the magnitude of the declines in the fourth quarter of 2008, the year-over-year comparisons for the fourth quarter of 2009 are less pronounced. In total, we expect the industry retail unit sales to be down approximately 30 to 35%, with industry retail unit sales of light construction equipment to be down 25 to 30% and heavy construction equipment sales down approximately 30 to 35%.

2009 CNH Outlook

“We remain optimistic about the future prospects for our agricultural and construction equipment businesses and believe that the actions we have been taking, to ensure that CNH and its dealers and distributors are ready and able to compete aggressively as market conditions improve, will begin to show results in the fourth quarter,” Boyanovsky said. “CNH continues to manage its business through the industry downturn by controlling cost, reducing company and dealer inventories and improving operating efficiency. At the same time CNH is restructuring its construction equipment operations and improving company liquidity.”

Although CNH expects Equipment Operations’ Net Sales for full year 2009 to be down 25 to 30% from 2008, including a reduction of approximately 5% related to currency translation, net sales for the fourth quarter are expected to be down approximately 10%. In the fourth quarter, CNH intends to produce fewer units than it expects to retail (10 to 15% for agricultural equipment and 50 to 55% for construction equipment), which will drive continued cash flow generation.

###

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by [11,300] dealers in [170] countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

###

CNH management will hold a conference call later today, to review its third quarter and first nine months 2009 results. The conference call Webcast will begin at approximately 7:00 a.m. U.S. Central Time; 8:00 a.m. U.S. Eastern Time. This call can be accessed through the investor information section of the company’s Web site at www.cnh.com and is being carried by CCBN.

Forward-looking statements. This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, operating results, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal,” or similar terminology.

Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to the availability of credit and to interest rates and government spending. Some of the other significant factors which may affect our results include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our customers’ access to credit, actions by rating agencies concerning the ratings of our debt securities and asset backed securities, risks related to our relationship with Fiat S.p.A., political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), the results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our annual report on Form 20-F for the year ended December 31, 2008.

We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

CNH Global N.V.

Revenues and Net Sales

(Unaudited)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2009	2008	% Change	2009	2008	% Change
	(in Millions)			(in Millions)
Revenues:
Net sales
Agricultural equipment	$2,454	$3,171	(23)%	$8,037	$9,935	(19)%
Construction equipment	506	1,155	(56)%	1,533	3,769	(59)%

Total net sales	2,960	4,326	(32)%	9,570	13,704	(30)%

Financial services	295	363	(19)%	829	1,020	(19)%
Eliminations and other	(57)	(70)		(149)	(189)

Total revenues	$3,198	$4,619	(31)%	$10,250	$14,535	(29)%

Net sales:
North America	$1,202	$1,556	(23)%	$4,069	$4,561	(11)%
Western Europe	775	1,115	(30)%	2,787	4,215	(34)%
Latin America	441	737	(40)%	1,121	2,001	(44)%
Rest of World	542	918	(41)%	1,593	2,927	(46)%

Total net sales	$2,960	$4,326	(32)%	$9,570	$13,704	(30)%

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED INCOME STATEMENTS

AND SUPPLEMENTAL INFORMATION

(Unaudited)

	CONSOLIDATED Three Months Ended September 30,		EQUIPMENT OPERATIONS Three Months Ended September 30,		FINANCIAL SERVICES Three Months Ended September 30,
	2009	2008	2009	2008	2009	2008
	(in Millions, except per share data)
Revenues
Net sales	$2,960	$4,326	$2,960	$4,326	$—	$—
Finance and interest income	238	293	33	54	295	363

Total	3,198	4,619	2,993	4,380	295	363

Costs and Expenses
Cost of goods sold	2,512	3,510	2,512	3,510	—	—
Selling, general and administrative	363	436	278	370	85	66
Research and development	98	107	98	107	—	—
Restructuring	9	10	8	10	1	—
Interest expense	172	196	84	93	131	162
Interest compensation to Financial Services	—	—	54	68	—	—
Other, net	84	42	42	16	35	23

Total	3,238	4,301	3,076	4,174	252	251

Income (loss) before income taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates	(40)	318	(83)	206	43	112
Income tax provision (benefit)	(8)	82	(21)	35	13	47
Equity in income (loss) of unconsolidated subsidiaries and affiliates:
Financial Services	2	4	32	69	2	4
Equipment Operations	(5)	13	(5)	13	—	—

Net income (loss)	(35)	253	(35)	253	32	69
Net income (loss) attributable to noncontrolling interests	(10)	1	(10)	1	—	—

Net Income (loss) attributable to CNH Global N.V.	$(25)	$252	$(25)	$252	$32	$69

Weighted average shares outstanding:
Basic	237.4	237.4

Diluted	237.4	237.5

Basic and diluted earnings (loss) per share (“EPS”) attributable to CNH Global N.V. common shareholders:
Basic:
EPS before restructuring, after tax	$(0.09)	$1.09

EPS	$(0.11)	$1.06

Diluted:
EPS before restructuring, after tax	$(0.09)	$1.09

EPS	$(0.11)	$1.06

Dividends per share	$—	$—

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED INCOME STATEMENTS

AND SUPPLEMENTAL INFORMATION

(Unaudited)

	CONSOLIDATED Nine Months Ended September 30,		EQUIPMENT OPERATIONS Nine Months Ended September 30,		FINANCIAL SERVICES Nine Months Ended September 30,
	2009	2008	2009	2008	2009	2008
	(in Millions, except per share data)
Revenues
Net sales	$9,570	$13,704	$9,570	$13,704	$—	$—
Finance and interest income	680	831	97	147	829	1,020

Total	10,250	14,535	9,667	13,851	829	1,020

Costs and Expenses
Cost of goods sold	8,172	11,124	8,172	11,124	—	—
Selling, general and administrative	1,087	1,282	840	1,069	247	213
Research and development	286	323	286	323	—	—
Restructuring	82	34	78	34	4	—
Interest expense	509	585	236	258	379	476
Interest compensation to Financial Services	—	—	143	195	—	—
Other, net	251	193	147	126	101	59

Total	10,387	13,541	9,902	13,129	731	748

Income (loss) before income taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates	(137)	994	(235)	722	98	272
Income tax provision	71	329	45	237	26	92
Equity in income (loss) of unconsolidated subsidiaries and affiliates:
Financial Services	6	11	78	191	6	11
Equipment Operations	(41)	46	(41)	46	—	—

Net income (loss)	(243)	722	(243)	722	78	191
Net income (loss) attributable to noncontrolling interests	(25)	11	(25)	11	—	—

Net Income (loss) attributable to CNH Global N.V.	$(218)	$711	$(218)	$711	$78	$191

Weighted average shares outstanding:
Basic	237.4	237.3

Diluted	237.4	237.5

Basic and diluted earnings (loss) per share (“EPS”) attributable to CNH Global N.V. common shareholders:
Basic:
EPS before restructuring, after tax	$(0.68)	$3.10

EPS	$(0.92)	$3.00

Diluted:
EPS before restructuring, after tax	$(0.68)	$3.10

EPS	$(0.92)	$2.99

Dividends per share	$—	$0.50

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED BALANCE SHEET

AND SUPPLEMENTAL INFORMATION

(Unaudited)

	CONSOLIDATED		EQUIPMENT OPERATIONS		FINANCIAL SERVICES
	September 30, 2009	December 31, 2008	September 30, 2009	December 31, 2008	September 30, 2009	December 31, 2008
	(in Millions)
Assets
Cash and cash equivalents	$1,077	$633	$453	$173	$624	$460
Deposits in Fiat affiliates cash management pools	935	2,058	716	1,666	219	392
Accounts, notes receivable and other - net	10,224	10,713	918	1,478	9,521	9,461
Intersegment notes receivable	—	—	2,498	2,295	—	—
Inventories	3,762	4,485	3,762	4,485	—	—
Property, plant and equipment - net	1,739	1,617	1,736	1,613	3	4
Equipment on operating leases - net	623	604	3	5	620	599
Investment in Financial Services	—	—	2,263	2,073	—	—
Investments in unconsolidated affiliates	424	473	340	371	84	102
Goodwill and other intangibles	3,095	3,105	2,937	2,950	158	155
Other assets	2,035	1,771	1,428	1,320	607	451

Total Assets	$23,914	$25,459	$17,054	$18,429	$11,836	$11,624

Liabilities and Equity
Short-term debt	$2,337	$3,480	$260	$716	$2,077	$2,764
Intersegment short-term debt	—	—	—	—	2,272	1,976
Accounts payable	1,621	2,735	1,701	2,860	124	93
Long-term debt, including current maturities	7,979	7,877	3,590	3,841	4,389	4,036
Intersegment long-term debt	—	—	—	—	226	319
Accrued and other liabilities	5,105	4,792	4,632	4,438	484	362

Total Liabilities	17,042	18,884	10,183	11,855	9,572	9,550
Equity	6,872	6,575	6,871	6,574	2,264	2,074

Total Liabilities and Equity	$23,914	$25,459	$17,054	$18,429	$11,836	$11,624

Total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivables “Net Debt”	$8,304	$8,666	$183	$423	$8,121	$8,243

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

AND SUPPLEMENTAL INFORMATION

(Unaudited)

	CONSOLIDATED Nine Months Ended September 30,		EQUIPMENT OPERATIONS Nine Months Ended September 30,		FINANCIAL SERVICES Nine Months Ended September 30,
	2009	2008	2009	2008	2009	2008
	(in Millions)
Operating Activities:
Net income (loss)	$(243)	$722	$(243)	$722	$78	$191
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	289	275	195	194	94	81
Intersegment activity	—	—	(52)	47	52	(47)
Changes in operating assets and liabilities	646	(1,056)	442	(674)	204	(382)
Other, net	(58)	(48)	20	(276)	(6)	37

Net cash provided (used) by operating activities	634	(107)	362	13	422	(120)

Investing Activities:
Expenditures for property, plant and equipment	(139)	(262)	(138)	(262)	(1)	—
Expenditures for equipment on operating leases	(207)	(219)	—	—	(207)	(219)
Net collections from (additions to) retail receivables and related securitizations	785	(1,956)	—	—	785	(1,956)
Net withdrawals from (deposits in) Fiat affiliates cash management pools	1,158	92	975	318	183	(226)
Other, net	106	7	(13)	7	119	(8)

Net cash provided (used) by investing activities	1,703	(2,338)	824	63	879	(2,409)

Financing Activities:
Intersegment activity	—	—	(63)	(1,338)	63	1,338
Net increase (decrease) in indebtedness	(1,997)	2,115	(842)	1,161	(1,155)	954
Dividends paid	—	(118)	—	(118)	(150)	—
Other, net	(15)	3	(15)	3	—	8

Net cash provided (used) by financing activities	(2,012)	2,000	(920)	(292)	(1,242)	2,300

Effect of foreign exchange rate changes on cash and cash equivalents	119	(22)	14	(1)	105	(21)

Increase (decrease) in cash and cash equivalents	444	(467)	280	(217)	164	(250)
Cash and cash equivalents, beginning of period	633	1,025	173	405	460	620

Cash and cash equivalents, end of period	$1,077	$558	$453	$188	$624	$370

See Notes to Condensed Consolidated Financial Statements.

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

1. Principles of Consolidation and Basis of Presentation – The accompanying unaudited condensed consolidated financial statements and supplemental information reflect all adjustments, consisting only of normal, recurring adjustments except where noted, that are, in the opinion of management, necessary for a fair presentation of the consolidated results of CNH Global N.V., a Netherlands corporation, and its consolidated subsidiaries (“CNH” or the “Company”) in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”); however, because of their condensed nature, they do not include all of the information and note disclosures required by U.S. GAAP or the rules of the Securities and Exchange Commission (“SEC”) for complete annual or interim period financial statements. These financial statements should be read in conjunction with the audited, consolidated financial statements and notes thereto for the year ended December 31, 2008 included in the Company’s Annual Report on Form 20-F filed with the SEC on March 3, 2009. CNH is controlled by Fiat Netherlands Holding N.V., a wholly owned subsidiary of Fiat S.p.A. (“Fiat”). As of September 30, 2009, Fiat owned approximately 89% of CNH’s outstanding common shares.

The condensed consolidated financial statements include the accounts of CNH’s majority-owned and controlled subsidiaries and reflect the noncontrolling interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. The operations and key financial measures and financial analyses differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH. The supplemental financial information captioned “Equipment Operations” includes the results of operations of CNH’s agricultural and construction equipment operations, with the Company’s financial services businesses reflected on the equity method of accounting. The supplemental financial information captioned “Financial Services” reflects the combination of CNH’s financial services businesses.

2. Recent Accounting Developments – As of the beginning of 2009, CNH adopted new accounting guidance on fair value measurements, business combinations and noncontrolling interests. In April 2009 CNH adopted new accounting guidance related to other-than-temporary impairments.

In September, 2006, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance related to fair value measurements. The new guidance defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The guidance does not require any new fair value measures but rather eliminates inconsistencies in previous guidance. The guidance was effective for fiscal years beginning after November 15, 2007. However, in February 2008, the effective date of the guidance was delayed to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). On January 1, 2008, CNH adopted the guidance except as it applied to those nonfinancial assets and nonfinancial liabilities. The adoption of the remaining guidance for all remaining nonfinancial assets and nonfinancial liabilities on January 1, 2009, did not have a material impact to CNH’s financial position and results of operations.

In December 2007, the FASB issued new accounting guidance on business combinations which establishes principles and requirements for how an acquirer in a business combination has to recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. The guidance also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. The new guidance is effective for business combinations occurring in fiscal years beginning after December 15, 2008. The adoption of this guidance on January 1, 2009, did not have a material impact on CNH’s financial position and results of operations.

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

In December 2007, the FASB issued new accounting guidance on noncontrolling interests which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The guidance also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The guidance was effective for fiscal years beginning after December 15, 2008 and the accounting requirements were applied prospectively to all non-controlling interests, including those that arose before the effective date. The presentation and disclosure requirements were applied retrospectively for all periods presented, as required by the guidance.

In April 2009, the FASB issued new accounting guidance which amends the other-than-temporary impairment model for debt securities. Under this guidance, an other-than-temporary-impairment must be recognized if an investor has the intent to sell the debt security or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. In addition, the guidance changes the amount of impairment to be recognized in current-period earnings when an investor does not have the intent to sell or will not be required to sell the debt security, as in these cases only the amount of the impairment associated with credit losses is recognized in income. The guidance is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of the guidance as of April 1, 2009 did not have a material impact on CNH’s financial position and results of operations.

In June 2009, the FASB issued new accounting guidance which changes the accounting for transfers of financial assets. The guidance eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures in order to enhance information reported to users of financial statements by providing greater transparency about transfers of financial assets, including securitization transactions, and an entity’s continuing involvement in and exposure to the risks related to transferred financial assets. The guidance is effective for fiscal years beginning after November 15, 2009. We will adopt the guidance in 2010 and are evaluating the impact it will have to our consolidated financial statements.

In June 2009, the FASB issued new accounting guidance which amends the accounting for variable interest entities. The guidance significantly changes the criteria for determining whether the consolidation of a variable interest entity is required. The guidance also addresses the effect of changes required by the new accounting guidance which changes the accounting for transfers of financial assets, increases the frequency for reassessing consolidation of variable interest entities and creates new disclosure requirements about an entity’s involvement in a variable interest entity. The guidance is effective for interim and annual reporting periods that begin after November 15, 2009. We will adopt the guidance in 2010 and are evaluating the impact it will have to our consolidated financial statements. At this time we expect that it will be necessary to consolidate a significant portion, if not all, of our off-book receivables and related liabilities upon adoption of this guidance.

3. Stock-Based Compensation Plans – Stock-based compensation consists of stock options and performance-based shares that have been granted under the CNH Equity Incentive Plan (“CNH EIP”) and the CNH Outside Directors’ Compensation Plan. For the nine months ended September 30, 2009 and 2008, pre-tax stock-based compensation costs were $8 million and $21 million, respectively. For the three months ended September 30, 2009 and 2008, pre-tax stock-based compensation costs were $4 million and $7 million, respectively.

In April 2009, CNH granted approximately 4.1 million performance-based stock options (at targeted performance levels) under the CNH EIP. One-third of the options will vest if specified fiscal 2009 targets are achieved when 2009 results are approved by the Board of Directors in the first quarter of

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

2010 (the “Determination Date”). The remaining options will vest equally on the first and second anniversary of the Determination Date. The actual number of options that vest may exceed 4.1 million if CNH’s 2009 performance exceeds targets; however, if minimum target levels are not achieved, the options will not vest. This grant has a contractual life of five years from the Determination date. The grant date fair value of $9.03 was determined using the Black-Scholes pricing model.

The assumptions used in the Black-Scholes model were:

Risk-free interest rate	1.61%
Expected volatility	70.63%
Expected life	3.73 years
Dividend yield	0.70%

The risk-free interest rate is based on the current U.S. Treasury rate for a bond of approximately the expected life of the options. The expected volatility is based on the historical activity of CNH’s common shares over a period equal to the expected life of the options. The expected life is based on the average of the vesting period of each vesting tranche and the original contract term of 69 months. The expected dividend yield is based on the annual dividends which have been paid on CNH’s common shares over the past several years.

4. Accounts and Notes Receivable – In CNH’s receivables securitization programs, certain retail, wholesale and credit card receivables are sold and not included in the Company’s consolidated balance sheets.

The following table summarizes the principal amount of the retail and wholesale receivables in the United States, Canada and Europe which are not included in the consolidated balance sheet as of September 30, 2009 and December 31, 2008:

	September 30, 2009	December 31, 2008
	(in millions)
Wholesale receivables	$2,093	$2,328
Retail and other notes and finance leases	3,349	3,044
Credit card receivables	180	186

Total	$5,622	$5,558

During the third quarter of 2009, no additional retail receivables were securitized. The US wholesale securitization facility closed a TALF eligible $583 million term securitization with a three year maturity concurrent with the maturity of a $750 million term deal and the repayment of a maturing $200 million note. This decreased the total US wholesale securitization facility limit to $1.4 billion. In August, the Canadian securitization facility had a C$190 million ($172 million) term deal mature. Europe continues to expand its factoring programs in certain European jurisdictions. The amount of outstanding wholesale receivables under these factoring programs was €684 million ($1.0 billion) of which €493 million ($722 million) were sold and, accordingly, removed from the balance sheet.

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

5. Inventories – Inventories as of September 30, 2009 and December 31, 2008 consist of the following:

	September 30, 2009	December 31, 2008
	(in millions)
Raw materials	$728	$995
Work-in-process	245	323
Finished goods and parts	2,789	3,167

Total Inventories	$3,762	$4,485

6. Goodwill and Other Intangibles – The following table sets forth changes in goodwill and other intangibles for the nine months ended September 30, 2009:

	Balance at December 31, 2008	Amortization	Foreign Currency Translation and Other	Balance at September 30, 2009
	(in millions)
Goodwill	$2,347	$—	$24	$2,371
Other Intangibles	758	(45)	11	724

Total Goodwill and Other Intangibles	$3,105	$(45)	$35	$3,095

The construction equipment reporting units experienced operating losses and other business factors that are different than anticipated at year end 2008. As a result, the Company determined that it needed to evaluate whether or not impairment of goodwill existed at June 30 and September 30, 2009. These evaluations indicated that no goodwill impairment existed on the construction equipment businesses at either date.

As of September 30, 2009 and December 31, 2008, the Company’s other intangible assets and related accumulated amortization consisted of the following:

		September 30, 2009			December 31, 2008
	Weighted Average Life	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
		(in millions)
Other intangible assets subject to amortization:
Engineering drawings	20	$381	$212	$169	$379	$197	$182
Dealer network	25	216	85	131	216	78	138
Software	5	388	268	120	371	238	133
Other	10-30	66	34	32	60	27	33

		1,051	599	452	1,026	540	486
Other intangible assets not subject to amortization:
Trademarks		272	—	272	272	—	272

Total other intangibles		$1,323	$599	$724	$1,298	$540	$758

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

CNH recorded amortization expense of approximately $45 million for the nine months ended September 30, 2009 and $65 million for the year ended December 31, 2008.

7. Debt – The following table sets forth total debt and “Net Debt” (total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable) as of September 30, 2009 and December 31, 2008:

	Consolidated		Equipment Operations		Financial Services
	September 30, 2009	December 31, 2008	September 30, 2009	December 31, 2008	September 30, 2009	December 31, 2008
	(in millions)
Short-term debt:
With Fiat affiliates	$1,119	$2,240	$15	$356	$1,104	$1,884
Other	1,218	1,240	245	360	973	880
Intersegment	—	—	—	—	2,272	1,976

Total short-term debt	2,337	3,480	260	716	4,349	4,740

Long-term debt:
With Fiat affiliates	2,231	2,984	1,046	1,766	1,185	1,218
Other	5,748	4,893	2,544	2,075	3,204	2,818
Intersegment	—	—	—	—	226	319

Total long-term debt	7,979	7,877	3,590	3,841	4,615	4,355

Total debt:
With Fiat affiliates	3,350	5,224	1,061	2,122	2,289	3,102
Other	6,966	6,133	2,789	2,435	4,177	3,698
Intersegment	—	—	—	—	2,498	2,295

Total debt	10,316	11,357	3,850	4,557	8,964	9,095

Less:
Cash and cash equivalents	1,077	633	453	173	624	460
Deposits in Fiat affiliates cash management pools	935	2,058	716	1,666	219	392
Intersegment notes receivable	—	—	2,498	2,295	—	—

Net debt	$8,304	$8,666	$183	$423	$8,121	$8,243

At September 30, 2009, CNH had approximately $3.9 billion available under $9.2 billion total lines of credit and asset-backed facilities.

Consolidated long term debt includes current maturities of long term debt of $2.5 billion.

On June 1, 2009 the 6% Senior Notes in the aggregate principal amount of $500 million came to maturity and were fully paid back out of CNH’s own liquidity.

On August 17, 2009, Case New Holland, Inc. completed a private offering of $1.0 billion of 7.75% senior notes (the “7.75% Senior Notes”). The 7.75% Senior Notes are due in 2013 and are guaranteed by CNH and certain of its direct and indirect subsidiaries. The net proceeds of this offering were approximately $955 million. The proceeds from this offering are being used primarily for repayment of debt, including repayment of debt owed to Fiat, and general corporate purposes.

CNH participates in Fiat affiliates cash management pools with other Fiat affiliates. Amounts deposited with Fiat affiliates as part of the Fiat cash management system are repayable to CNH upon one business day’s notice. To the extent that Fiat affiliates are unable to return any such amounts upon one business day’s notice and in the event of a bankruptcy or insolvency of Fiat, CNH may be unable to secure the return of such funds, and CNH may be viewed as a creditor of such Fiat entity with respect to such funds. There is no assurance that the future operations of the Fiat cash management system may not adversely impact CNH’s ability to recover its funds to the extent one or more of the above described events were to occur.

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

8. Income Taxes – For the nine months ended September 30, 2009 and 2008, consolidated effective income tax rates were (51.8%) and 33.1%, respectively. For 2009, the tax rate differs from the Netherlands statutory rate of 25.5% due primarily to the impact of tax losses in certain jurisdictions where no immediate tax benefit is recognized, recording valuation allowances against previously recognized deferred tax assets, provisioning of unrecognized tax benefits, and enacted changes in tax rates. For 2008, tax rates differ from the Netherlands statutory rate of 25.5% due primarily to higher tax rates in certain jurisdictions, tax credits and incentives, provisioning of unrecognized tax benefits, utilization of tax losses in certain jurisdictions where no tax benefit was previously recognized, impact of tax losses in certain jurisdictions where no immediate tax benefit is recognized and enacted changes in tax rates.

Management makes estimates and assumptions that affect the reported amounts of deferred tax assets. The Company has recorded valuation allowances to reduce its deferred tax assets to the amount it believes more likely than not to be realized. A change in judgment as to the realizability of the Company’s deferred tax assets may significantly impact CNH’s results of operations and financial position in the period that such a determination is made.

The Company is engaged in competent authority income tax proceedings at September 30, 2009. The Company anticipates reaching a settlement with competent authority within the next twelve months that may result in a tax deficiency assessment for which there should be correlative relief under competent authority. The potential tax deficiency assessment could have a net effect on cash flows in the range of $45 million to $50 million. The Company has provided for the uncertain tax positions and related competent authority recovery. The Company does not believe that the resolution of the competent authority proceedings will have a material adverse effect on the results of operations.

9. Restructuring – During the three and nine months ended September 30, 2009 and 2008, expense and utilization related to restructuring were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
	(in Millions)
Balance, beginning of period	$60	$20	$14	$10
Expense	9	10	82	34
Utilization	(23)	(13)	(51)	(25)
Foreign currency translation and other	1	—	2	(2)

Balance, end of period	$47	$17	$47	$17

In April 2009, CNH announced a global consolidation and reorganization plan to further adjust cost and operating levels in light of the economic downturn. These actions include optimizing its manufacturing footprint and reducing salaried headcount. In June 2009, CNH announced it had started the process for the closing of its construction equipment plant located in Imola, Italy and to relocate that production to other CNH facilities. In July 2009, CNH announced it had reorganized its Construction Equipment business’s management structure. Restructuring expense

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

for the three and nine months ended September 30, 2009 primarily consists of employee-related costs incurred due to headcount reduction actions being implemented under these plans. Utilization primarily represents payments of voluntary and involuntary employee severance costs, benefit plan curtailments and costs related to closing of facilities. CNH anticipates that the total cost of the actions that were initiated in the second and third quarters will be approximately $121 million before tax. Approximately $70 million and $8 million, before tax, was recognized in the second and third quarters of 2009, respectively. The balance is expected to be recognized in the fourth quarter of 2009 and in 2010.

10. Commitments and Contingencies – CNH pays for warranty costs and the cost of major programs to modify products in the customers’ possession within certain pre-established time periods. A summary of recorded activity as of and for the nine months ended September 30, 2009 for this commitment is as follows:

Amount
(in millions)
Balance at January 1, 2009	$294
Current year provision	252
Claims paid and other adjustments	(245)
Currency translation adjustment	18

Balance at September 30, 2009	$319

11. Employee Benefit Plans – During the third quarter of 2009, CNH made a discretionary contribution to its U.S. defined benefit pension plan trust of approximately $90 million.

12. Shareholders’ Equity – As of September 30, 2009, CNH had 237.4 million common shares outstanding.

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

13. Earnings (Loss) per Share – The following table reconciles the numerator and denominator of the basic and diluted earnings (loss) per share computations for the three and nine months ended September 30, 2009 and 2008:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
	(in Millions, except per share data)
Basic earnings (loss) per share attributable to CNH Global N.V. common shareholders:
Net income (loss) attributable to CNH	$(25)	$252	$(218)	$711

Weighted average common shares outstanding - basic	237.4	237.4	237.4	237.3

Basic earnings (loss) per share attributable to CNH common shareholders	$(0.11)	$1.06	$(0.92)	$3.00

Diluted earnings (loss) per share attributable to CNH Global N.V. common shareholders:
Net income (loss) attributable to CNH	$(25)	$252	$(218)	$711

Weighted average common shares outstanding - basic	237.4	237.4	237.4	237.3
Effect of dilutive securities (when dilutive):
Stock compensation plans	—	0.1	—	0.2

Weighted average common shares outstanding - dilutive	237.4	237.5	237.4	237.5

Diluted earnings (loss) per share attributable to CNH common shareholders	$(0.11)	$1.06	$(0.92)	$2.99

14. Comprehensive Income (Loss) – The components of comprehensive income (loss) for the three and nine months ended September 30, 2009 and 2008 are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
	(in Millions)
Net income (loss)	$(35)	$253	$(243)	$722
Other comprehensive income (loss), net of tax
Cumulative translation adjustment	183	(362)	394	(154)
Deferred gains (losses) on derivative financial instruments	29	(45)	47	(32)
Unrealized gains (losses) on retained interests in securitization transactions	14	(2)	12	(3)
Minimum pension liability adjustment	7	35	79	27

Comprehensive income (loss)	198	(121)	289	560

Less: Comprehensive income (loss) attributable to noncontrolling interests	(9)	(4)	(24)	12

Comprehensive net income (loss) attributable to CNH	$207	$(117)	$313	$548

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

15. Segment Information – CNH has three reportable operating segments: Agricultural Equipment, Construction Equipment and Financial Services.

A reconciliation from consolidated trading profit reported to Fiat under International Financial Reporting Standards and International Accounting Standards (collectively “IFRS”) to income (loss) before taxes, noncontrolling interest and equity in income (loss) of unconsolidated subsidiaries and affiliates under U.S. GAAP for the three and nine months ended September 30, 2009 and 2008 is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
	(in Millions)
Trading profit reported to Fiat under IFRS	$97	$426	$326	$1,340
Adjustments to convert from trading profit under IFRS to U.S. GAAP income before income taxes and equity in income of unconsolidated subsidiaries and affiliates:
Accounting for employee benefit plans	(10)	(15)	(30)	(38)
Accounting for intangible assets, primarily product development costs	(43)	(35)	(98)	(53)
Restructuring	(9)	(10)	(82)	(34)
Net financial expense	(70)	(53)	(210)	(190)
Accounting for receivable securitizations and other	(5)	5	(43)	(31)

Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP	$(40)	$318	$(137)	$994

The following summarizes trading profit under IFRS by segment:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
	(in Millions)
Agricultural Equipment	$171	$286	$498	$926
Construction Equipment	(123)	22	(328)	99
Financial Services	49	118	156	315

Trading profit under IFRS	$97	$426	$326	$1,340

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

16. Reconciliation of Non-GAAP Financial Measures – CNH, in its quarterly unaudited condensed financial statements, utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under Regulation G as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP. An explanation and reconciliation of the measures to U.S. GAAP follows.

Net Income (Loss) Before Restructuring, After Tax and Earnings (Loss) Per Share Before Restructuring, After Tax

CNH defines net income (loss) before restructuring, after tax, as U.S. GAAP net income (loss) attributable to CNH, less U.S. GAAP restructuring charges, after tax applicable to the restructuring charges.

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

The following table reconciles net income (loss) attributable to CNH to net income before restructuring, after tax and the related pro-forma computation of earnings (loss) per share:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
	(in Millions, except per share data)
Basic earnings (loss) per share attributable to CNH Global N.V. common shareholders:
Net income (loss) attributable to CNH	$(25)	$252	$(218)	$711

Restructuring, after tax:
Restructuring	9	10	82	34
Tax benefit	(6)	(3)	(26)	(9)

Restructuring, after tax	3	7	56	25

Net income (loss) before restructuring, after tax	$(22)	$259	$(162)	$736

Weighted average common shares outstanding - basic	237.4	237.4	237.4	237.3

Basic earnings (loss) per share before restructuring, after tax	$(0.09)	$1.09	$(0.68)	$3.10

Diluted earnings (loss) per share attributable to CNH Global N.V. common shareholders:
Net income (loss) before restructuring, after tax	$(22)	$259	$(162)	$736

Weighted average common shares outstanding - basic	237.4	237.4	237.4	237.3
Effect of dilutive securities (when dilutive):
Stock compensation plans	—	0.1	—	0.2

Weighted average common shares outstanding - dilutive	237.4	237.5	237.4	237.5

Diluted earnings (loss) per share before restructuring, after tax	$(0.09)	$1.09	$(0.68)	$3.10

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

Equipment Operations Gross and Operating Profit

CNH defines Equipment Operations gross profit as net sales of equipment less costs classified as cost of goods sold. CNH defines Equipment Operations operating profit as gross profit less costs classified as selling, general and administrative and research and development costs. The following table summarizes the computation of Equipment Operations gross and operating profit.

CNH defines Equipment Operations gross margin as gross profit as a percent of net sales of equipment. CNH defines Equipment Operations operating margin as operating profit as a percent of net sales of equipment.

	Three Months Ended September 30,				Nine Months Ended September 30,
	2009		2008		2009		2008
	(in Millions)
Net sales	$2,960	100.0%	$4,326	100.0%	$9,570	100.0%	$13,704	100.0%
Less:
Cost of goods sold	2,512	84.9%	3,510	81.1%	8,172	85.4%	11,124	81.2%

Equipment Operations gross profit	448	15.1%	816	18.9%	1,398	14.6%	2,580	18.8%
Less:
Selling, general and administrative	278	9.4%	370	8.6%	840	8.8%	1,069	7.8%
Research and development	98	3.3%	107	2.5%	286	3.0%	323	2.4%

Equipment Operations operating profit	$72	2.4%	$339	7.8%	$272	2.8%	$1,188	8.7%

Net Debt

Net Debt is defined as total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable. The calculation of Net Debt is shown below:

	Equipment Operations			Financial Services
	September 30, 2009	June 30, 2009	December 31, 2008	September 30, 2009	June 30, 2009	December 31, 2008
	(in millions)
Total Debt	$3,850	$3,997	$4,557	$8,964	$9,169	$9,095
Less:
Cash and cash equivalents	453	186	173	624	758	460
Deposits in Fiat affiliates cash management pools	716	904	1,666	219	283	392
Intersegment notes receivables	2,498	2,569	2,295	—	—	—

Net Debt	$183	$338	$423	$8,121	$8,128	$8,243

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

Working Capital

Equipment Operations working capital is defined as accounts and notes receivable and other-net, excluding intersegment notes receivable, plus inventories less accounts payable. The U.S. dollar computation of working capital, as defined, is impacted by foreign exchange (FX) rate movements. To demonstrate the impact of these movements, we have computed working capital as of September 30, 2009 using December 31, 2008 exchange rates.

The calculation of Equipment Operations working capital is shown below:

	September 30, 2009	September 30, 2009 at December 31, 2008 FX Rates	June 30, 2009	June 30, 2009 at December 31, 2008 FX Rates	December 31, 2008
	(in millions)
Accounts, notes receivable and other – net – Third Party	$843	$787	$1,137	$1,072	$1,424
Accounts, notes receivable and other – net – Intersegment	75	75	64	64	54

Accounts, notes receivable and other – net – Total	918	862	1,201	1,136	1,478

Inventories	3,762	3,520	4,127	3,974	4,485

Accounts payable – Third party	(1,565)	(1,475)	(1,987)	(1,933)	(2,691)
Accounts payable – Intersegment	(136)	(136)	(140)	(140)	(169)

Accounts payable – Total	(1,701)	(1,611)	(2,127)	(2,073)	(2,860)

Working Capital	$2,979	$2,771	$3,201	$3,037	$3,103

Equipment Operations Change in Net Sales on a Constant Currency Basis

CNH defines the change in net sales on a constant currency basis as the difference between prior year actual net sales and current year net sales translated at prior year average exchange rates. Elimination of the currency translation effect provides constant comparisons without the distortion of currency rate fluctuations.

The following table presents the change in Equipment Operations third quarter 2009 net sales as reported and on a constant currency basis:

	Three Months Ended September 30,
	2009	2008	% Change
Agricultural equipment net sales (as reported)	$2,454	$3,171	(22.6)%
Effect of currency translation	103		3.2%

Agriculture equipment net sales on a comparable basis	$2,557	$3,171	(19.4)%

Construction equipment net sales (as reported)	$506	$1,155	(56.2)%
Effect of currency translation	28		2.4%

Construction equipment net sales on a comparable basis	$534	$1,155	(53.8)%

The following table presents the change in Equipment Operations first nine months of 2009 net sales as reported and on a constant currency basis:

	Nine Months Ended September 30,
	2009	2008	% Change
Agricultural equipment net sales (as reported)	$8,037	$9,935	(19.1)%
Effect of currency translation	730		7.3%

Agriculture equipment net sales on a comparable basis	$8,767	$9,935	(11.8)%

Construction equipment net sales (as reported)	$1,533	$3,769	(59.3)%
Effect of currency translation	136		3.6%

Construction equipment net sales on a comparable basis	$1,669	$3,769	(55.7)%

2009 Third Quarter and YTD Financial Results

Agricultural and Construction Equipment

October 21, 2009

Management Participants

Harold Boyanovsky

President and Chief Executive Officer

Steven Bierman

Chief Financial Officer

Marco Casalino

Vice President and Treasurer

Al Trefts

Senior Director, Investor Relations and Capital Markets

CNH Global Third Quarter 2009 Conference Call – October 21, 2009

2

Forward Looking Statements

This presentation includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, operating results, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal,” or similar terminology.

Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to the availability of credit and to interest rates and government spending. Some of the other significant factors which may impact our results include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices and our customers’ access to credit, actions by rating agencies concerning the ratings of our debt securities and asset backed securities and the ratings of Fiat S.p.A., risks related to our relationship with Fiat S.p.A., political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), the results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our profit improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our Annual Report on Form 20-F for the year ended December 31, 2008.

We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

CNH Global Third Quarter 2009 Conference Call – October 21, 2009

3

Highlights

Positive Operating Profit despite significant industry-wide decline in sales

— $72 million in the quarter

— $272 million year to date

Stringent Working Capital management generated cash flow of $255 million in the quarter

— Receivables reduced by $281 million; Inventories reduced by $440 million

— Net Debt reduced by $155 million

Full year Working Capital reduction target of $1 billion

Strengthened liquidity:

— $1 billion Senior Notes due 2013 issuance in August by Equipment Operations

— $583 million, three-year wholesale ABS issuance in August by Financial Services

Significant Construction Equipment restructuring milestones achieved

CNH Global Third Quarter 2009 Conference Call – October 21, 2009

4

Third Quarter – Net Sales and Operating Profit Review

Net Sales (U.S. GAAP, US$ in mils.)

$6,000

$4,326

$4,000 $3,557 $1,155

$2,960

$1,258 $506

$2,000

$3,171

$2,299 $2,454

$0

2007 2008 2009

Operating Profit (U.S. GAAP, US$ in mils.)

$700

$500

$339

$300

$300 $42

$125 $72

$297

$100 $175 $160

($88)

($100)

2007 2008 2009

Agriculture Equipment Construction Equipment

CNH Global Third Quarter 2009 Conference Call – October 21, 2009

5

Third Quarter – Equipment Operations Operating Profit* Evolution

Operating Profit (U.S. GAAP, US$ in mils.)

339 (354)

96 (85) 74 3 31 (32) 72

Q3 ‘08 Volume & Net Pricing Production SG&A R&D Translation Other Q3 ‘09

Mix Cost

Lower industry volumes, destocking and unfavorable product mix

Positive net pricing despite market conditions

SG&A savings of $74 million

Continued R&D investment - $98 million in the quarter

Other is primarily currency transaction and hedging

*	See Appendix for Definition and U.S. GAAP Reconciliation.

CNH Global Third Quarter 2009 Conference Call – October 21, 2009

6

Third Quarter – Agricultural Equipment Industry

250 Preliminary Results 12

(Units in thousands)

200 10

150
100
8

50

6

0

0

Tractors 4 Combines

2

‘03 ‘04 ‘05 ‘06 ‘07 ‘08 ‘09

Tractors

North America Western Europe Latin America Rest Of World Total Combines

Industry % CNH

Change Share Change

Tractors - Worldwide (18) -

- North America (23) +

Under 40 Horsepower (18) FLAT

Over 40 Horsepower (27) +

- Western Europe (21) FLAT

- Latin America (21) FLAT

- Rest of World (13) -

Combines - Worldwide (23) -

- North America 10 -

- Western Europe (57) FLAT

- Latin America (51) +

- Rest of World (41) -

Tractor industry volume down worldwide with declines in all regions except Brazil and some areas in Rest of World

CNH tractor market share gains in North America with flat share everywhere else except Rest of World

CNH combine market share gains in Latin America and flat share in Western Europe offset by declines in other regions

CNH Global Third Quarter 2009 Conference Call – October 21, 2009

7

Third Quarter – Construction Equipment Industry

200 Preliminary Results

(Units in thousands)

150

100

0

‘03 ‘04 ‘05 ‘06 ‘07 ‘08 ‘09

Heavy Skid Steer Loaders & Backhoe Loaders Other Light

Industry % CNH

Change Share Change

Light Equipment - Worldwide (45) -

- North America (52) FLAT

- Western Europe (41) -

- Latin America (58) +

- Rest of World (40) -

Heavy Equipment - Worldwide (37) -

- North America (51) -

- Western Europe (49) FLAT

- Latin America (67) +

- Rest of World (26) -

Worldwide total construction equipment industry down 42%; down in all regions and for all major products

CNH light and heavy equipment total market share down with gains in Latin America

CNH Global Third Quarter 2009 Conference Call – October 21, 2009

8

September YTD – Net Sales and Operating Profit Review

Net Sales (U.S. GAAP, US$ in mils.)

$16,000

$13,704

$12,000 $10,894 $3,769

$9,570

$8,000 $3,689 $1,533

$9,935

$4,000 $7,205 $8,037

$0

2007 2008 2009

Operating Profit (U.S. GAAP, US$ in mils.)

$1,188

$1,200

$164

$960

$800 $325

$272

$1,024

$400

$635 $545

$0

($273)

($400)

2007 2008 2009

Agriculture Equipment Construction Equipment

CNH Global Third Quarter 2009 Conference Call – October 21, 2009

9

September YTD – Equipment Operations Operating Profit * Evolution

Operating Profit (U.S. GAAP, US$ in mils.)

1,188 (897)

360 (294)

12 (31)

110 (176)

Sep YTD ‘08 Volume & Mix Net Pricing Production SG&A R&D Translation Other

Cost

Lower industry volumes, destocking and unfavorable mix

Positive net pricing despite market conditions

SG&A savings of $110 million

Continued R&D investment - $286 million for the nine months

Adverse currency impacts

*	See Appendix for Definition and U.S. GAAP Reconciliation.

CNH Global Third Quarter 2009 Conference Call – October 21, 2009

10

September YTD – Agricultural Equipment Industry

Preliminary Results (Units in thousands)

700 35

600 30

500 25 Combines

400 20

Tractors

300 15 200 10

100 5

0 0

‘03 ‘04 ‘05 ‘06 ‘07 ‘08 ‘09

Tractors

North America Western Europe Latin America Rest Of World Total Combines

Industry % CNH

Change Share Change

Tractors - Worldwide (8) -

- North America (22) FLAT

Under 40 Horsepower (21) -

Over 40 Horsepower (22) +

- Western Europe (12) FLAT

- Latin America (22) +

- Rest of World 7 -

Combines - Worldwide (21) -

- North America 19 -

- Western Europe (5) -

- Latin America (49) -

- Rest of World (49) FLAT

AG Market down 8% in total units

Strength in North American 4WD tractor and combine markets

Tractor market share gains in Latin America and in the North American over 40 horsepower market

CNH Global Third Quarter 2009 Conference Call – October 21, 2009 11

September YTD – Construction Equipment Industry

600 Preliminary Results

500 (Units in thousands)

400

300

200

0

‘03 ‘04 ‘05 ‘06 ‘07 ‘08 ‘09

Heavy Skid Steer Loaders & Backhoe Loaders Other Light

Industry % CNH

Change Share Change

Light Equipment - Worldwide (52) -

- North America (53) FLAT

- Western Europe (55) -

- Latin America (61) +

- Rest of World (48) -

Heavy Equipment - Worldwide (41) -

- North America (49) FLAT

- Western Europe (62) -

- Latin America (66) +

- Rest of World (29) -

Overall CE industry down 47% in units across all regions and major product lines

Total light and heavy market share up in Latin America; flat in North America

CNH Global Third Quarter 2009 Conference Call – October 21, 2009 12

Equipment Operations Change in Net Debt (Cash)*

Third Quarter

(U.S. GAAP, US$ in mils.) 2008 2009

Net Income (loss) $ 253 $ (35)

Depreciation & Amortization 61 67

Working Capital, Net of FX Impact For The Period ** (728) 255

Other (218) (155)

Net Cash From Operating Activities (632) 132

Net Cash From Investing and Other*** (153) 23

(Increase) / Decrease in Net Debt (Cash) $ (785) $ 155

Detail of Changes in Working Capital

Account Receivables $ (175) $ 281

Inventories (264) 440

Account Payables (289) (466)

Working Capital, Net of FX Impact For The Period ** $ (728) $ 255

*	See Appendix for Definition and US GAAP Reconciliation.

** Net change in receivables, inventories and payables including inter-segment receivables and payables.

*** Excluding Net (Deposits In) Withdrawals from Fiat Cash Pools, as they are part of Net Debt (Cash).

CNH Global Third Quarter 2009 Conference Call – October 21, 2009 13

Equipment Operations Change in Net Debt (Cash)*

Year-to-Date

(U.S. GAAP, US$ in mils.) 2008 2009

Net Income (loss) $ 722 $ (243)

Depreciation & Amortization 194 195

Working Capital, Net of FX Impact For The Period ** (1,101) 295

Other 198 115

Net Cash From Operating Activities 13 362

Net Cash From Investing and Other*** (455) (122)

(Increase) / Decrease in Net Debt (Cash) $ (442) $ 240

Detail of Changes in Working Capital

Account Receivables $ (211) $ 623

Inventories (1,012) 928

Account Payables 122 (1,256)

Working Capital, Net of FX Impact For The Period ** $ (1,101) $ 295

*	See Appendix for Definition and US GAAP Reconciliation.

** Net change in receivables, inventories and payables including inter-segment receivables and payables.

*** Excluding Net (Deposits In) Withdrawals from Fiat Cash Pools, as they are part of Net Debt (Cash).

CNH Global Third Quarter 2009 Conference Call – October 21, 2009 14

Inventory Reductions Thru 9/30 with More Projected in Q4

(In Units of Equipment)

AG Tractors & Combines

Q1 08 Q2 08 Q3 08 Q4 08 Q1 09 Q2 09 Q3 09 Q4 09F

Dealers’ Inventory Company Inventory

CNH Produced Retails CNH Production

CE Light & Heavy

Q1 08 Q2 08 Q3 08 Q4 08 Q1 09 Q2 09 Q3 09 Q4 09F

Dealers’ Inventory Company Inventory

CNH Produced Retails CNH Production

Working Capital to be reduced by $1 billion

CNH Global Third Quarter 2009 Conference Call – October 21, 2009 15

Equipment Operations Cash & Debt Maturities as of 09/30

(US GAAP $ million)

Cash w/3rd Party Cash w/Fiat Debt w/Fiat Debt w/3rd Party Bonds

$1,200 $1,169

$1,067

$1,000

$800 $716

$600 $879

$400

$200 $453

$188

$0

Cash & Cash Debt Maturing in

Equiv. 09-10

$1,200

$1,000

$800

$600

$1,000

$400 $721 $800

$500

$200 $158

$60 $250

$142

$46 $100 $73

$0

2009 2010 2011 2012 2013 2014 2015 2016 2017

CNH Global Third Quarter 2009 Conference Call – October 21, 2009 16

Financial Services Funding Update

$4.1 billion of new transactions closed through September including:

— Wholesale ABS transaction in North America of $583 million

— Retail ABS transaction in Australia of $311 million

— $244 million receivables factoring transaction in Europe

Improved funding outlook driven, in part, by TALF

— Traditional cash investors have returned

— Pricing spreads tightened during the year

— Deal size and frequency are increasing significantly

— More active secondary trading market

— Market reopens for wholesale funding transactions

CNH will continue to evaluate alternatives, including government-sponsored programs, to diversify funding base

CNH Global Third Quarter 2009 Conference Call – October 21, 2009 17

Restructuring Update

$120 million of pre-tax restructuring charges expected in 2009; $80 million cash expenses

Reorganization of CE management structure completed

Salaried personnel reductions achieved

— 11% cumulative year-to-date reduction evidenced by lower SG&A cost in the quarter

— 11-12% reduction expected for full year

Reached agreement to move loader backhoe and compact wheel loader production from Imola, Italy to our Lecce, Italy facility.

CNH Global Third Quarter 2009 Conference Call – October 21, 2009 18

Agricultural Equipment Industry Drivers

– IHS Global Insight

Global Stocks-to-Use Ratio Global Commodity Prices

US$ per Metric Ton

Corn Soybeans Wheat

40%

35%

30%

25%

20%

15%

10%

5%

0%

‘91 ‘93 ‘95 ‘97 ‘99 ‘01 ‘03 ‘05 ‘07 ‘09F ‘11F ‘13F

Corn Soybeans Wheat

$500

$450

$400

$350

$300

$250

$200

$150

$100

$50

$0

‘91 ‘93 ‘95 ‘97 ‘99 ‘01 ‘03 ‘05 ‘07 ‘09F ‘11F ‘13F

Source: IHS Global Insight October 2009

Note: Marketing year ending May 31 of year indicated for Wheat and August 31 for Corn and Soybean

CNH Global Third Quarter 2009 Conference Call – October 21, 2009 19

Agricultural Market Outlook

– IHS Global Insight

U.S. Milk Production & Price

U.S. Net Farm Income

Billion of Pound Production - IHS Global Insight

US$ per Pound

200 Production - USDA

$25

Price - IHS Global Insight

Price - USDA

190

$20

180

$15

170

160

$10

150

$5

130 $0

‘91 ‘94 ‘97 ‘00 ‘03 ‘06 ‘09F ‘12F

US$ in billion

$90

USDA Feb ‘09

Fcst $71.2 bils.

$80

$70

1999 - 2008 average

$60

$50

USDA Aug ‘09

Fcst $54.0 bils.

$40

$30

‘94 ‘96 ‘98 ‘00 ‘02 ‘04 ‘06 ‘08P ‘10F ‘12F

Source: IHS Global Insight U.S. Agricultural Forecast – October 2009; USDA Agricultural Projections – February and August 2009

CNH Global Third Quarter 2009 Conference Call – October 21, 2009 20

Construction Equipment Industry: Key GDP Indicators

– IHS Global Insight

2006 2007 2008 2009F 2010F

World 4.1% 3.9% 1.8% -2.4% 2.2%

North America 2.7% 2.2% 0.4% -2.7% 1.9%

Europe 3.4% 3.0% 0.8% -4.1% 0.6%

OECD 2.9% 2.6% 0.5% -3.5% 1.2%

Former Soviet Union 8.4% 8.5% 5.2% -7.6% 1.3%

Asia less Japan 7.9% 8.6% 5.5% 3.5% 6.3%

Latin America 5.6% 6.5% 5.1% -0.8% 3.0%

Middle East 7.7% 5.3% 6.0% -0.5% 3.4%

North Africa 5.9% 5.3% 5.3% 2.6% 3.3%

Source: IHS Global Insight October 2009

CNH Global Third Quarter 2009 Conference Call – October 21, 2009 21

Full Year Industry Outlook – 2009


Tractors


Combines

Agricultural Equipment	FY 09 Industry % Change vs. 08
Tractors - World Wide	(10-15%)
Tractors - World Wide (over 40 HP)	~(10%)
- North America	(20-25%)
Under 40 HP	~(25%)
Over 40 HP	(20-25%)
- Western Europe	(10-15%)
- Latin America	~(20%)
- Rest of World	0-5%
Combines - World Wide	(20-25%)
- North America	5-10%
- Western Europe	(10-15%)
- Latin America	~(35%)
- Rest of World	~(45%)


Light


Heavy

Construction Equipment	FY 09 Industry % Change vs. 08
Light Equipment - World Wide	(45-50%)
- North America	~(50%)
- Western Europe	~(50%)
- Latin America	(55-60%)
- Rest of World	(40-45%)
Heavy Equipment - World Wide	~(40%)
- North America	(45-50%)
- Western Europe	(55-60%)
- Latin America	(60-65%)
- Rest of World	(25-30%)

<u>2009 Highlights:</u>

— Tractor industry volume expected to be down 10 to 15% with declines in all regions except Rest of World

— Combine industry expected to be down 20 to 25% with declines in all regions except North America

— CNH AG market share expected to be down for tractors and flat for combines

— CNH CE market share is expected to be slightly down worldwide with gains in Latin America mainly offset by Western Europe

CNH Global Third Quarter 2009 Conference Call – October 21, 2009 22

2009 – CNH Full Year Outlook

Decrease in Net Sales of equipment by 25 to 30% including 5% for currency

— Q4 Net Sales to be down approximately 10%

Q4 Production targeted below expected retail sales:

— AG 10 to 15%

— CE 50 to 55%

Salaried personnel reduction of 11-12%

Full year Working Capital reduction of $1 billion

Funding conditions improved

CNH Global Third Quarter 2009 Conference Call – October 21, 2009 23

For Further Information

Please Contact:

Albert S. Trefts Jr. phone: 1-630-887-2385 e-mail: al.trefts@cnh.com Senior Director, Investor Relations & Capital Markets CNH Global N.V.

Federico Catasta phone: 1-630-887-3745 e-mail: federico.catasta@cnh.com Manager, Capital Markets CNH Global N.V.

Case New Holland Inc. 6900 Veterans Boulevard Burr Ridge, Illinois 60527 USA

Fax: 1-630-887-3890

E-mail: wwinvestorrelations@cnh.com Website: www.cnh.com

CNH Global Third Quarter 2009 Conference Call – October 21, 2009 24

Appendix

CNH Global Third Quarter 2009 Conference Call – October 21, 2009 25

CNH Agricultural and Construction Equipment Net Sales Change Details1

Q3 Year-to-Date

% Change of which % Change of which

vs 2008 Currency vs 2008 Currency

(U.S. GAAP, US$ in mils .)

North America (22.8)% (0.3)% (10.8)% (2.6)%

AG (12.8)% (0.4)% 1.1% (3.0)%

CE (61.8)%—(52.0)% (1.0)%

Western Europe (30.4)% (3.5)% (33.9)% (9.9)%

AG (25.5)% (3.7)% (22.5)% (11.9)%

CE (47.1)% (2.7)% (65.9)% (4.1)%

Latin America (40.1)% (8.0)% (44.0)% (10.7)%

AG (35.2)% (8.7)% (39.9)% (11.6)%

CE (47.0)% (6.7)% (50.5)% (9.2)%

Rest of World (40.8)% (2.9)% (45.6)% (4.0)%

AG (28.9)% (4.3)% (36.3)% (5.3)%

CE (67.4)%—(67.4)% (1.0)%

World (31.6)% (3.0)% (30.2)% (6.3)%

AG (22.6)% (3.2)% (19.1)% (7.3)%

CE (56.2)% (2.4)% (59.3)% (3.6)%

1	See Appendix for Geographic Information.

CNH Global Third Quarter 2009 Conference Call – October 21, 2009 26

Third Quarter Agricultural and Construction Industry Other Country's Details[1]

	AG		CE	
Industry % Change Year over Year	**Tractors**	**Combines**	**Light Eq**	**Heavy Eq**
Western Europe	**(21)%**	**(57)%**	**(41)%**	**(49)%**
France	(24)%	(54)%	(47)%	(61)%
Germany	(14)%	(68)%	(46)%	(52)%
Italy	(2)%	27%	(39)%	(33)%
Spain	(26)%	(36)%	19%	(58)%
UK	(28)%	(29)%	(18)%	(6)%
All Other	(30)%	(68)%	(56)%	(58)%
Latin America	**(21)%**	**(51)%**	**(58)%**	**(67)%**
Brazil	4%	(32)%	(26)%	(55)%
Argentina	(67)%	(83)%	(58)%	(66)%
All Other	(53)%	(71)%	(76)%	(79)%
Rest of World	**(13)%**	**(41)%**	**(40)%**	**(26)%**
Australia & New Zealand	(25)%	200%	(25)%	(70)%
Eastern Europe[2]	(53)%	8%	(82)%	(80)%
CIS[3]	(89)%	(63)%	(86)%	(91)%
China	1%	-	37%	75%
Pakistan	3%	-	(83)%	(66)%
Turkey	(41)%	(69)%	(52)%	(71)%
South Africa	(55)%	(41)%	(80)%	(79)%
All Other	(43)%	(54)%	(39)%	(60)%

[1] See Appendix for Geographic Information

[2] **Eastern Europe** includes: Albania, Bosnia Herezegovina, Bulgaria, Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Macedonian Republic, Malta, Monaco, Montenegro, Poland, Romania, Serbia, Slovakia, Slovenia

[3] **CIS**: Armenia, Azerbaijan, Belaruss, Georgia, Kazakhstan, Kyrgyzstan, Republic of Moldova, Russia, Tajikistan, Turkmenistan, Ukraine, Uzbekistan

CNH Global Third Quarter 2009 Conference Call – October 21, 2009 27

September YTD Agricultural and Construction Industry Other Country's Details[1]

	AG		CE	
Industry % Change Year over Year	Tractors	Combines	Light Eq	Heavy Eq
Western Europe	**(12)%**	**(5)%**	**(55)%**	**(62)%**
France	(4)%	(11)%	(64)%	(69)%
Germany	(6)%	11%	(48)%	(60)%
Italy	2%	(6)%	(47)%	(50)%
Spain	(24)%	(5)%	(64)%	(79)%
UK	(11)%	(3)%	(50)%	(47)%
All Other	(25)%	(19)%	(61)%	(67)%
Latin America	**(22)%**	**(49)%**	**(61)%**	**(66)%**
Brazil	(2)%	(33)%	(25)%	(57)%
Argentina	(63)%	(79)%	(71)%	(69)%
All Other	(59)%	(58)%	(75)%	(73)%
Rest of World	**7%**	**(49)%**	**(48)%**	**(29)%**
Australia & New Zealand	(10)%	168%	(54)%	(74)%
Eastern Europe[2]	(54)%	(13)%	(82)%	(83)%
CIS[3]	(79)%	(78)%	(89)%	(90)%
China	30%	107%	6%	44%
Pakistan	15%	-	(91)%	(34)%
Turkey	(57)%	(65)%	(71)%	(82)%
South Africa	(50)%	(12)%	(81)%	(79)%
All Other	(35)%	(49)%	(54)%	(64)%

[1] See Appendix for Geographic Information

[2] **Eastern Europe** includes: Albania, Bosnia Herezegovina, Bulgaria, Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Macedonian Republic, Malta, Monaco, Montenegro, Poland, Romania, Serbia, Slovakia, Slovenia

[3] **CIS**: Armenia, Azerbaijan, Belaruss, Georgia, Kazakhstan, Kyrgyzstan, Republic of Moldova, Russia, Tajikistan, Turkmenistan, Ukraine, Uzbekistan

CNH Global Third Quarter 2009 Conference Call – October 21, 2009 28

Net Income (Loss) Before Restructuring – After Tax

CNH

CNH defines net income (loss) before restructuring, after tax as U.S. GAAP net income (loss), less restructuring expense, after tax. We believe that net income (loss) before restructuring, after tax is a useful figure for measuring the performance of our operations.

Net income (loss) before restructuring, after tax is a "non-GAAP financial measure" as this term is defined under the Securities Act. As a result, the following table reconciles U.S. GAAP net income (loss) to net income (loss) before restructuring, after tax, for all periods presented and the related pro-forma computation of earnings per share:

(U.S. GAAP, US$ in mils., except per share data)	Third Quarter		Year-to-Date	
	2008	2009	2008	2009
Net income (loss) attributable to CNH	$ 252	$ (25)	$ 711	$ (218)
Restructuring, after tax:				
Restructuring	10	9	34	82
Tax	(3)	(6)	(9)	(26)
Restructuring, after tax	7	3	25	56
Net Income (loss) before Restructuring, after tax	$ 259	$ (22)	$ 736	$ (162)
Weighted average common shares outstanding - basic	237.4	237.4	237.3	237.4
Basic earnings (loss) per share before restructuring, after tax	$ 1.09	$ (0.09)	$ 3.10	$ (0.68)
Weighted average common shares outstanding - basic	237.4	237.4	237.3	237.4
Effect of dilutive securities (when dilutive):				
Stock Compensation Plans	0.1	-	0.2	-
Weighted average common shares outstanding - diluted	237.5	237.4	237.5	237.4
Diluted earnings (loss) per share before restructuring, after tax	$ 1.09	$ (0.09)	$ 3.10	$ (0.68)

CNH Global Third Quarter 2009 Conference Call – October 21, 2009 29

Equipment Operations Operating Profit

(U.S. GAAP, US$ in mils.)

CNH defines Equipment Operations Gross Profit as net sales less of equipment cost of goods sold. CNH defines Equipment Operations Operating Profit as Gross Profit less selling, general and administrative and research and development costs. Operating Margin is Operating Profit expressed as a percentage of net sales of equipment. The following table summarizes the computation of Equipment Operations Gross and Operating Profit for all periods presented:

Third Quarter Year-to-Date

2008 2009 2008 2009

Net sales $ 4,326 $ 2,960 $ 13,704 $ 9,570

Less:

Cost of goods sold 3,510 2,512 11,124 8,172

Gross Profit 816 448 2,580 1,398

Less:

Selling, general and administrative 370 278 1,069 840

Research and development 107 98 323 286

Operating Profit $ 339 $ 72 $ 1,188 $ 272

Operating Margin 7.8% 2.4% 8.7% 2.8%

CNH Global Third Quarter 2009 Conference Call – October 21, 2009 30

Equipment Operations Segment Analysis

(U.S. GAAP, US$ in mils.)

Third Quarter Year-to-Date

2008 2009 2008 2009

Trading Profit Under IFRS*

Agricultural Equipment $ 286 $ 171 $ 926 $ 498

Construction Equipment 22 (123) 99 (328)

Trading Profit Under IFRS 308 48 1,025 170

IFRS to U.S. GAAP Adjustments

Accounting for Benefit Plans (15) (10) (38) (30)

Intangible Asset Amortization,

Primarily Development Costs (35) (43) (53) (98)

IFRS Reclassifications** 54 52 156 137

Other (Income) / Expense 11 (17) (28) (54)

Total Adjustments 15 (18) 37 (45)

Plus: U.S. GAAP “Other, net” 16 42 126 147

U.S. GAAP Operating Profit *** $ 339 $ 72 $ 1,188 $ 272

U.S. GAAP Operating Profit by Segment

Agricultural Equipment $ 297 $ 160 $ 1,024 $ 545

Construction Equipment $ 42 $ (88) $ 164 $ (273)

U.S. GAAP Operating Profit by Segment as a % of Net Sales

Agricultural Equipment 9.4% 6.5% 10.3% 6.8%

Construction Equipment 3.6% (17.4)% 4.4% (17.8)%

*	2009 Second Quarter Press Release, Financial Statements, Footnote 15 - Segment Information.

** The net reclassification of interest compensation to Financial Services to cost of goods sold and the interest component of unfunded benefit plans to interest expense.

*** See Appendix for Definition and U.S. GAAP Reconciliation.

CNH Global Third Quarter 2009 Conference Call – October 21, 2009 31

Credit Lines and Net Debt

(U.S. GAAP, US$ in mils.)

The following table summarizes CNH Credit Lines and Net Debt at September 30, 2009:

	December 31 2008					September 30 2009				
	Line	Drawn			Available	Line	Drawn			Available
		Consol.	Eq.Op.	FS	Consol.		Consol.	Eq.Op.	FS	Consol.
Committed Lines with Third Parties	939	939	815	124	-	1,096	1,089	983	106	7
ABCP Facilities and BNDES Financing	2,955	2,909	-	2,909	46	3,435	2,633	-	2,633	802
Uncommitted Lines with Third Parties	271	253	253	-	18	598	317	49	268	281
Committed Revolving Credit Facility with Fiat	1,000	656	559	97	344	1,000	164	129	35	836
Uncommitted Lines with Fiat	2,589	1,487	14	1,473	1,102	3,056	1,042	-	1,042	2,014
Total Credit Lines	**7,754**	**6,244**	**1,641**	**4,603**	**1,510**	**9,185**	**5,245**	**1,161**	**4,084**	**3,940**
of which with Fiat support	4,803	3,347	1,047	2,300	1,456	5,451	2,601	568	2,033	2,850
Bonds		1,247	1,247	-			1,722	1,722	-	
Third Party Loans		786	120	666			1,205	35	1,170	
Fiat Loans		3,080	1,549	1,531			2,144	932	1,212	
Intersegment Loans		-		2,295			-	-	2,498	
Total Notes and Loans		**5,113**	**2,916**	**4,492**			**5,071**	**2,689**	**4,880**	
Total Debt		**11,357**	**4,557**	**9,095**			**10,316**	**3,850**	**8,964**	
Cash with Third Parties		(633)	(173)	(460)			(1,077)	(453)	(624)	
Cash with Fiat		(2,058)	(1,666)	(392)			(935)	(716)	(219)	
Intersegment Receivables		-	(2,295)	-			-	(2,498)	-	
Net Debt		**8,666**	**423**	**8,243**			**8,304**	**183**	**8,121**	

CNH Global Third Quarter 2009 Conference Call – October 21, 2009 32

Equipment Operations Net Debt (Cash)

(U.S. GAAP, US$ in mils.)

Net Debt (Cash) of Equipment Operations is defined as total debt of Equipment Operations less cash and cash equivalents, deposits in Fiat affiliates cash management pools and inter-segment notes receivables. We believe that Net Debt (Cash), as defined, is a useful analytical tool for measuring our effective borrowing requirements, excluding our inter-segment Notes Receivable from Financial Services and the effect of certain of our cash management practices. The calculation of Net Debt (Cash) is shown below:

	December 31, 2008			September 30, 2009		
	Credit Lines	Other	Total	Credit Lines	Other	Total
Short Term Debt						
With Fiat Affiliates	$ 14	$ 342	$ 356	$ -	$ 15	$ 15
Other	259	101	360	229	16	245
Intersegment	-	-	-	-	-	-
Total	**273**	**443**	**716**	**229**	**31**	**260**
Long Term Debt*						
Wth Fiat Affiliates	559	1,207	1,766	129	917	1,046
Other	809	1,266	2,075	803	1,741	2,544
Intersegment	-	-	-	-	-	-
Total	**1,368**	**2,473**	**3,841**	**932**	**2,658**	**3,590**
Total Debt	**$ 1,641**	**$ 2,916**	**4,557**	**$ 1,161**	**$ 2,689**	**3,850**
less:						
Cash and Cash Equivalents			(173)			(453)
Deposits in Fiat Affiliates Cash Management Pools			(1,666)			(716)
Intersegment Notes Receivable			(2,295)			(2,498)
Net Debt (Cash)			$ 423			$ 183

*Including Current Maturities of Long Term Debt.

CNH Global Third Quarter 2009 Conference Call – October 21, 2009 33

Equipment Operations Long Term Debt*

(U.S. GAAP, US$ in mils.)

The following table summarizes CNH’s Equipment Operations long term debt maturities at December 31, 2008 and September 30, 2009:

December 31, September 30,

2008 2009

Public Notes **

Payable in 2009 (June) $ 498 $ -

Payable in 2013 (September) - 972

Payable in 2014 (March) 500 500

Payable in 2016 (January) 249 250

Total Public Notes 1,247 1,722

Funding from Fiat Affiliates

Fiat Committed Revolving Facility 559 129

Notes Payable in 2010 (May) and 2012 (June) 407 117

Notes Payable in 2017 (June) 800 800

1,766 1,046

Other Long Term Uses of Credit Lines 809 803

Other Long Term Debt 19 19

Total $ 3,841 $ 3,590

*	Including Current Maturities of Long Term Debt.

** Public Notes are reported net of any premium/discount.

CNH Global Third Quarter 2009 Conference Call – October 21, 2009 34

Equipment Operations Change in Net Debt (Cash)

We believe that the change in Net Debt (Cash) of Equipment Operations, as defined elsewhere in this presentation, is a useful analytical tool for measuring changes in our effective borrowing requirements, excluding our inter-segment notes receivable from Financial Services and the effect of certain of our cash management practices.

The change in Net Debt (Cash) should not be considered an alternative to the statement of cash flows prepared under U.S. GAAP for purposes of evaluating sources and uses of cash and cash equivalents.

Change in Net Debt (Cash) is a “non-GAAP financial measure” as this term is defined under the Securities Act. As a result, the following slide reconciles the increase (decrease) in cash and cash equivalents, the U.S. GAAP financial measure which we believe to be most comparable, to (increase) decrease in Net Debt (Cash).

CNH Global Third Quarter 2009 Conference Call – October 21, 2009 35

Equipment Operations Change in Net Debt (Cash)

(U.S. GAAP, US$ in mils.)

Third Quarter Year-to-Date

2008 2009 2008 2009

Increase (Decrease) In Cash and Cash Equivalents $ (177) $ 267 $ (217) $ 280

Intersegment Financing Activities 293 (134) 1,338 63

Increase (Decrease) in Cash and Cash Equivalents

Excluding Intersegment Financing Activities 116 133 1,121 343

Net (Increase) Decrease in Indebtedness (690) 151 (1,161) 842

Net Deposits In (Withdrawals From)

Fiat Cash Pools (142) (209) (318) (975)

Other - Primarily Effect of Foreign Exchange Rate

Changes on Indebtedness and Intersegment Notes

Receivable (69) 80 (84) 30

(Increase)/Decrease in Net Debt (Cash) $ (785) $ 155 $ (442) $ 240

CNH Global Third Quarter 2009 Conference Call – October 21, 2009 36

Equipment Operations Adjusted EBITDA

Adjusted EBITDA is defined as net income (loss) attributable to CNH of Equipment Operations excluding (i) net interest expense, (ii) income tax provision (benefit), (iii) depreciation and amortization and (iv) restructuring. Net interest expense is defined as (i) interest expense (excluding interest compensation to Financial Services) less (ii) finance and interest income.

We believe that Adjusted EBITDA is a measure commonly used by financial analysts because of its usefulness in evaluating operating performance. Adjusted EBITDA does not represent cash flows from operations as defined by U.S. GAAP, is not necessarily indicative of cash available to fund all cash flow needs and should not be considered an alternative to net income or net cash from operating activities under U.S. GAAP for purposes of evaluating results of operations and cash flows.

Adjusted EBITDA is a “non-GAAP financial measure” as this term is defined under the Securities Act. As a result, the following slide reconciles net cash from operating activities, the U.S. GAAP financial measure which we believe to be most directly comparable, to Adjusted EBITDA.

CNH Global Third Quarter 2009 Conference Call – October 21, 2009 37

Equipment Operations Adjusted EBITDA

(U.S. GAAP, US$ in mils.)

Third Quarter Last Twelve Months Ended

2008 2009 Q3 2008 Q3 2009

Net Cash from Operating Activities $ (632) $ 132 $ 221 $ 67

Net Interest Expense:

Interest Expense 93 84 329 336

Less: Finance and Interest Income (54) (33) (196) (155)

Net Interest Expense 39 51 133 181

Income Tax Provision (Benefit) 35 (21) 325 87

Restructuring:

Equipment Operations 10 8 43 78

Financial Services - 1 - 9

Change in Other Operating Activities

and non controlling Interest 945 (90) 883 88

Adjusted EBITDA $ 397 $ 81 $ 1,605 $ 510

CNH Global Third Quarter 2009 Conference Call – October 21, 2009 38

Equipment Operations Results

(U.S. GAAP, US$ in mils.)

Third Quarter Year-to-Date

% of % of % of % of

2008 Net Sales 2009 Net Sales 2008 Net Sales 2009 Net Sales

Net Sales $ 4,326 $ 2,960 $13,704 $ 9,570

Less: Cost of Goods Sold 3,510 2,512 11,124 8,172

Gross Profit 816 18.9% 448 15.1% 2,580 18.8% 1,398 14.6%

Less: Selling, General and Administrative 370 278 1,069 840

Research and Development 107 98 323 286

Operating Profit 339 7.8% 72 2.4% 1,188 8.7% 272 2.8%

Other, Net (16) (42) (126) (147)

Net Income in Unconsolidated Subs * 82 28 237 41

Less: Interest Compensation to Fin. Services (68) (54) (195) (143)

Net Income Attributable to Noncontrolling Interests (1) 10 (11) 25

Plus: Depreciation & Amortization 61 67 194 195

Adjusted EBITDA $ 397 9.2% $ 81 2.7% $ 1,287 9.4% $ 243 2.5%

*	Includes Financial Services, excluding Restructuring, on the equity method of accounting

CNH Global Third Quarter 2009 Conference Call – October 21, 2009 39

Geographic Information

Certain financial and market information in this presentation has been presented separately by geographic area; CNH defines its geographic areas as:

— North America

— Western Europe

— Latin America and

— Rest-of-world

As used in this presentation, all references to “North America,” “Western Europe,” “Latin America” and “Rest-of-world” are defined as follows:

— North America – United States and Canada

— Western Europe – Austria, Belgium, Denmark, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom

— Latin America – Mexico, Central and South America, and the Caribbean Islands

— Rest of world – those areas not included in North America, Western Europe and

Latin America as defined above. This area will include China (as reported) but not India unless specifically noted.

CNH Global Third Quarter 2009 Conference Call – October 21, 2009 40

Market Share / Market Position Data

Certain market and share information in this report has been presented on a worldwide basis which includes all countries, with the exception of India.

In this report, management estimates of market share information are generally based on retail unit data in North America, on registrations of equipment in most of Europe, Brazil, and various Rest of World markets and on retail and shipment unit data collected by a central information bureau appointed by Equipment Manufacturers Associations including the Association of Equipment Manufacturers in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA in Brazil, the Japan Construction Equipment Manufacturers Association and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by an independent service bureau.

Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Russia, Turkey, and Brazil.

In addition, there may also be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.

CNH Global Third Quarter 2009 Conference Call – October 21, 2009 41

End

CNH Global Third Quarter 2009 Conference Call – October 21, 2009 42